UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023.

Commission File Number: 001-33574

MAG Silver Corp.

(Translation of registrant’s name into English)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated January 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAG SILVER CORP.
(Registrant)

Date: January 25, 2023	By:	/s/ George Paspalas
Name: George Paspalas
Title: President & CEO